DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

September 17, 2024

Via EDGAR

Ms. Suying Li
Mr. Rufus Decker
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        DHI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K dated May 8, 2024
Response dated August 26, 2024
File No. 001-33584

Ladies and Gentlemen:

DHI Group, Inc. (“DHI Group, Inc.”, the “Company”, “we”, “us”, or “our”) submits this letter in response to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in letters dated July 11, 2024 and September 3, 2024 (the “Comment Letters”). For ease of reference, we have set forth the Staff’s comments included in the September 3, 2024 letter in bold font and the Company’s responses below.

Item 2.02 Form 8-K dated May 8, 2024
Exhibit 99.1
Supplemental Information and Non-GAAP Reconciliations
Reconciliation of Diluted Earnings Per Share to Non-GAAP Earnings per Share, page 11

Comment:
We read your response to prior comment 2. Please tell us your purpose for the discrete tax items adjustment and why it is appropriate to exclude such tax items from your non-GAAP earnings per share calculation.

Response to Comment:

The Company respectfully acknowledges the Staff’s comment. In general, Accounting Standards Codification (“ASC”) 740-270-25-2 requires entities to compute tax (or benefit) related to ordinary income (or loss) by using an estimated annual effective tax rate (“AETR”). However, there are certain items or events that, due to the nature of the activity, are excluded from the AETR and recorded discretely in the period in which they occur. We believe excluding discrete tax items is useful to investors and management in understanding our current and ongoing operations and in the analysis of operating trends.

Under the provisions of ASC 740, non-cash stock-based compensation, the related excess tax benefit or deficiency, and state taxes related to research and development expenditures are discrete items.

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DHI Group, Inc.

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at 303-562-0343 or Greg Schippers at 515-978-3736.

Sincerely,

/s/ Raime Leeby Muhle
Raime Leeby Muhle
cc:	E. Jack Connolly, Esq.	Chief Financial Officer
	Vice President and General Counsel	(Principal Financial Officer)

Greg Schippers
Vice President, Finance and Controller